Exhibit 4.1

EXTENSION OF SHAREHOLDER RIGHTS AGREEMENT

THIS EXTENSION OF SHAREHOLDER RIGHTS AGREEMENT (this “Extension”) dated this 23rd day of October, 2014, is entered into by and between UTAH MEDICAL PRODUCTS, INC., a Utah corporation (the “Company”), and REGISTRAR AND TRANSFER COMPANY, a New Jersey corporation (the “Rights Agent”), on the following:

Premises

WHEREAS, the Company has previously adopted a rights plan to be implemented through a Rights Agreement effective October 28, 2004, authorizing the issuance of one Right for each Common Share issued after the Record Date and until the earliest to occur of the Separation Date, the Expiration Date on October 28, 2014, or the Redemption Date;

WHEREAS, the board of directors has unanimously authorized the renewal and extension of such Rights Agreement; and

WHEREAS, the parties desire to effect the extension of the Rights Agreement to join in this Extension;

Agreement

NOW, THEREFORE, upon the foregoing premises, which are incorporated herein by reference, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, it is hereby agreed as follows:

1.           That certain Rights Agreement dated as of the 30th day of July, 2004, by and between the Company and Registrar and Transfer Company, as rights agent, and expiring on the earlier to occur of the Separation Date, the Expiration Date of October 28, 2014, or the Redemption Date (as such terms are defined therein), is hereby amended and revised by striking the Expiration Date in section 1.1(k) and inserting in lieu thereof the date of October 28, 2024, which is the extended Expiration Date.

2.           In all other respects, the foregoing Rights Agreement is hereby ratified and confirmed and shall remain in full force and effect.

DATED as of the date first above written.

UTAH MEDICAL PRODUCTS, INC.

By: /s/ Kevin L. Cornwell
Kevin Cornwell, President

REGISTRAR AND TRANSFER COMPANY

By: /s/ Nicola Giancaspro
Nicola Giancaspro
Vice President